UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

TSR, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

872885207

(CUSIP Number)

Winifred Hughes

1278 Ridge Rd Syosset, NY 11791

With a copy to:

Penny J. Minna

DLA Piper LLP (US)

6225 Smith Avenue

The Marbury Building

Baltimore, MD 21209-3600

(410) 580-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13D/A

(Amendment No. 4)

CUSIP No.	872885207	Page 1 of 4

1	NAMES OF REPORTING PERSONS: Winifred Hughes I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 1,962,062 shares of common stock, par value $.01 per share, issued and outstanding as of March 31, 2018, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 12, 2018.

SCHEDULE 13D/A

(Amendment No. 4)

CUSIP No.	872885207	Page 2 of 4

Item 1. Security and Issuer

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) amends the Schedule 13D dated March 9, 2017 originally filed by the undersigned (the “Reporting Person”) with the Commission on March 15, 2017 (the “Original Schedule 13D”), as further amended by Amendment No. 1 dated February 15, 2018 filed by the Reporting Person with the Commission on February 16, 2018 (“Amendment No. 1”), Amendment No. 2 dated June 25, 2018 and filed by the Reporting Person with the Commission on June 28, 2018 (“Amendment No. 2”), and Amendment No. 3 dated July 16, 2018 and filed by the Reporting Person with the Commission on July 17, 2018 (“Amendment No. 3”) regarding the common stock, $0.01 par value (“Common Stock”), of TSR, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 400 Oser Avenue, Suite 150, Hauppauge, NY 11788.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D, or Amendment No. 1, Amendment No. 2 or Amendment No. 3 thereto (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 4 serves as an exit filing for the Reporting Person as the Reporting Person no longer beneficially owns more than 5% of the Issuer’s outstanding Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 20, 2018, James Hughes (the “Seller”), solely in his capacity as representative and attorney-in-fact for Winifred Hughes and Joseph F. Hughes (collectively, the “Hughes”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC for the sale of 819,491 shares of Common Stock of the Issuer, which were jointly held by the Hughes. These shares were sold in a privately negotiated transaction for a purchase price of $6.25 per share, or $5,121,819 in the aggregate, which was consistent with the offer previously reported by the Reporting Person in Amendment No. 3. The transactions under the Share Purchase Agreement closed on July 23, 2018 and the Hughes have granted the Buyers an Irrevocable Proxy in respect of the shares of Common Stock of the Issuer sold to the Buyers. As a result of the closing of the transactions under the Share Purchase Agreement, the Hughes no longer own any shares of Common Stock of the Issuer of record or beneficially.

Except as set forth in the preceding sentence, as of July 24, 2018, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based on 1,962,062 shares of common stock, par value $.01 per share, issued and outstanding as of March 31, 2018, as disclosed in the Issuer’s Form 10-Q filed with the Commission on April 12, 2018. As a result of the closing of the transactions under the Share Purchase Agreement, the Hughes no longer own any shares of Common Stock of the Issuer of record or beneficially.

SCHEDULE 13D/A

(Amendment No. 4)

CUSIP No.	872885207	Page 3 of 4

Neither the filing of this Amendment No. 4 to the Original Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she constitute with the Seller or Joseph F. Hughes a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Person expressly disclaims status as a “group” for purposes of this Amendment No. 4 to the Original Schedule 13D.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of July 23, 2018.

SCHEDULE 13D/A

(Amendment No. 4)

CUSIP No.	872885207	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2018

/s/ Winifred Hughes
Name: Winifred Hughes